JPMorgan Chase

270 Park Avenue, New York, NY 10017-2070

NYSE symbol: JPM

www.jpmorganchase.com

# JPMORGAN CHASE & CO.

Release: IMMEDIATE

## JPMORGAN CHASE & CO. DECLARES QUARTERLY COUPON ON ALERIAN MLP INDEX ETN

**New York, November 19, 2014 -** JPMorgan Chase & Co. announced today the quarterly coupon amount for the Alerian MLP Index ETN (NYSE Arca: AMJ). The table below summarizes the coupon amount for the Alerian MLP Index ETN (the ''Notes'').

| NYSE Arca Ticker | Registered Issue Name | Declaration Date | Ex-Date | Record Date | Payment Date | Coupon Amount[1] per Note | Current Yield[2] |
|---|---|---|---|---|---|---|---|
| AMJ | Alerian MLP Index ETN | November 19, 2014 | November 26, 2014 | December 1, 2014 | December 9, 2104 | $0.5980 | 4.67% |

The Notes are subject to a maximum issuance limitation of 129,000,000 Notes, which may cause the Notes to trade at a premium relative to the indicative note value. Investors that pay a premium for the Notes could incur significant losses if that investor sells its notes at a time when some or all of the premium is no longer present.

1) As defined in Market-Making Supplement no. 1, dated November 18, 2014 for the Notes.

2) ''Current Yield'' equals the current Coupon Amount annualized and divided by the closing price of the Notes on November 17, 2014, and rounded to two decimal places for ease of analysis. The Current Yield is not indicative of future coupon payments, if any, on the Notes.

The Notes are senior, unsecured obligations of JPMorgan Chase & Co.

## About JPMorgan Chase & Co.

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $2.5 trillion and operations worldwide. The Firm is a leader in investment banking, financial services for consumers and small businesses, commercial banking, financial transaction processing and asset management. A component of the Dow Jones Industrial Average, JPMorgan Chase & Co. serves

*Questions? Contact:* JPMorgan Alerian ETN team, 1-800-576-3529 alerian_etn@jpmorgan.com millions of consumers in the United States and many of the world's most prominent corporate, institutional and government clients under its J.P. Morgan and Chase brands. Information about JPMorgan Chase & Co. is available at www.jpmorganchase.com.

Investment suitability must be determined individually for each investor, and the Notes may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice.

Investors should consult with their own advisors as to these matters.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.

Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorganChase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, the product supplement and the pricing supplement if you so request by calling toll-free 800-576-3529.

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